Filed by VERITAS Software Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Precise Software Solutions Ltd.
Commission File No.: 0-30828

     On December 19, 2002, VERITAS Software Corporation (“VERITAS Software”) and Precise Software Solutions Ltd. made a presentation on a conference call with investors and analysts. VERITAS Software filed a transcript of this conference call pursuant to Rule 425 on December 20, 2002. The following is a series of slides that were presented during the conference call described above.

Copyright (c) 2002 VERITAS Software Corporation. All Rights Reserved. VERITAS, VERITAS Software, the VERITAS logo, and all other VERITAS product names and slogans are trademarks or registered trademarks of VERITAS Software Corporation in the US and/or other countries. Other product names and/or slogans mentioned herein may be trademarks or registered trademarks of their respective companies.

Gary Bloom Chairman, CEO & President VERITAS Software Shimon Alon CEO, Precise Software

Safe Harbor Statement The matters we will be discussing today, other than the historical information, consist of forward-looking statements that involve risks and uncertainties. For example, statements regarding our anticipated financial results and our business in future periods are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially. These risks and uncertainties include the timely development and market acceptance of our products and our ability to manage our growth. For a discussion of these and additional risks and uncertainties, you should refer to our most recent report on Forms 10-K and 10-Q that have been filed with the SEC, particularly the section titled "Factors That May Affect Future Results." We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

VERITAS Acquires Precise Software Market Leader In Application Performance Mgmt. Headquartered In Westwood, MA Approximately 450 Employees 20 Consecutive Quarters Of Growth Approximately 6,000 Customers Worldwide

Precise Transaction Details $537M Transaction Value $400M Net Of Cash $16.50 per Precise Share Payable In Cash & Stock, At Shareholder Option Subject To US Regulatory & Israeli OCS Approval Expected Closing : 90-120 Days Accretive To Earnings Within 12 Months Neutral Upon Close

VERITAS Acquires Jareva Technology Leader In Server Automation Headquartered In Sunnyvale, CA 34 employees Cash Transaction Valued At $66M Small Number Of Quality Customers

VERITAS Software The Leader In Storage Software Application Server Storage Availability Performance Utilization & Automation

VERITAS Software The Leader In Application Availability Application Server Storage Availability Performance Utilization & Automation

What The CIO Sees Increasing Pressure On Service Levels... Deployment Of Web Based Applications Complex Environment Decreasing IT Budgets Require... More Efficient Use Of Storage Hardware More Efficient Use Of Server Hardware More Productive IT Staff

VERITAS Software Acquires Leader In Application Performance Management Application Server Storage Availability Performance Utilization & Automation

Precise Software Application Performance From URL To SQL Users Web Servers Applications Databases Storage'

VERITAS Software Acquires Leader In Server Automation Application Server Storage Availability Performance Utilization & Automation

Complements VERITAS Software Lower Costs With Better Storage Utilization & Automation

VERITAS, Precise And Jareva Maximizing Return On Applications Investment Application Server Storage Availability Performance Utilization & Automation Higher Service Levels Lower Costs = Better ROI

Veritas, Precise & Jareva Example : Employee Review Time Problem Detection Precise Finds Response Time For Peoplesoft eHR is Degrading Problem Identification Precise Determines That The Application Server Is Out Of Capacity Suggested Solution Precise Recommends Additional Instances Of eHR Be Brought Online Automated Correction Veritas Cluster Server, Through Jareva, Provisions Servers And Brings eHR Up Application Server Database Storage Web Server User Transaction

Shimon Alon CEO, Precise Software

Veritas Software Extending Market Reach Leadership In Current Market Segments Storage Software Clustering & Availability Data Protection Best Application Service Levels, Lowest Cost Any Storage Hardware, Server Or Application Distribution Scale Direct Relationship With Global 2000 Leverage Loyal Distribution Channel

& ANSWERS QUESTIONS

Additional Information and Where to Find It

     In connection with the proposed merger with Precise, VERITAS Software intends to file a registration statement on Form S-4, including a prospectus/ proxy statement, with the Securities and Exchange Commission. Investors and security holders are urged to read the prospectus/ proxy statement regarding the proposed merger when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the prospectus/ proxy statement (when it is available) and other documents filed by VERITAS Software and Precise with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. The prospectus/ proxy statement and these other documents also may be obtained for free from VERITAS Software and Precise.